Exhibit 99.1

Press Release

Media contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609 2601

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Moody’s and S&P change Fresenius Medical Care’s rating outlook to stable

●	The change of the rating outlook reflects the company’s progress in restoring credit metrics and the commitment to maintain its investment grade rating

●	FME is expected to maintain its good growth momentum, while continuing to improve operational performance on the back of its strong transformation progress

●	Solid deleveraging prospects

Bad Homburg (May 23, 2024) Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, today received from S&P Global, a leading rating agency, the change of its rating outlook to stable from negative (bbb-, stable outlook). Moody's changed the credit rating outlook from negative to stable on May 17 (baa3, stable outlook).

Both, Moody’s and S&P highlighted, that FME’s transformation program has supported margin improvements, and they expect further sustainable contributions in the next 12 to 24 months. FME delivered savings out of the FME25 transformation program, adjusted financial debts, grew revenue and continuously executed divestments of non-core, lower margin assets.

Moody´s expects that Fresenius Medical Care “will be able to maintain organic revenue growth” and added that this development will be “driven by ongoing volume recovery in dialysis treatments along the fundamental growth drivers leading to higher population requiring such treatments as well as the company’s focus on growth areas such as value-based care and home dialysis.”

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S&P reflects its decision as follow: “FME’s improved results demonstrated its commitment to operational efficiency. It executed its FME25 cost-cutting strategy and was able to deliver cost optimization and savings ahead of plan”, and that “FME is now expected to maintain its growth momentum with organic growth in 2024 and in 2025.”

“The change of the rating outlook reflects our company’s transformational progress. And in restoring our credit metrics we demonstrate our commitment to maintain our investment grade rating”, said Martin Fischer, Chief Financial Officer. He added: “Throughout 2023 and in the first quarter of 2024, we improved our operational and financial performance, strengthened our balance sheet and delivered against our strategic plan. These are important steps in the right direction. We remain committed to our strict capital allocation policy while continuing to execute on our mid-term plans.”

You can find the Moody's press release as a PDF via this https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/News/2024/Rating_Action-Moodys-Ratings-changes-17May2024-PR_490313.pdf?ADMCMD_prev=IGNORE.

The S&P press release as a PDF please find via this https://www.freseniusmedicalcare.com/fileadmin/data/com/pdf/News/2024/S_P_Press_Release.pdf?ADMCMD_prev=IGNORE.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.1 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,862 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 325,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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